05039300

SECU... ...SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51384

RECEIVED MAR - 1 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Talbot Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7770 Jefferson St. NE, Suite 100
(No. and Street)

Albuquerque (City) New Mexico (State) 87109-0756 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Chavez (505) 828-4020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800, Dallas Texas 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This report contains (check all applicable boxes):

[X] (a) Facing Page
[X] (b) An Oath or Affirmation
[X] (c) Statement of Financial Condition
[X] (d) Statement of Income
[X] (e) Statement of Shareholders' Equity
[X] (f) Statement of Cash Flows
[X] (g) Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
[X] (h) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Oath or Affirmation

We, David Weymouth and Matthew Chavez, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedule pertaining to the firm of Talbot Financial Services, Inc., as of December 31, 2004, is true and correct, and such financial statements and supplemental schedule will be promptly made available to all members and allied members of the New Stock Exchange, Inc. in our organization. We further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Executive Officer

Chief Financial Officer and Treasurer

Subscribed and sworn to before me
this 28th day of February 2005.

Notary Public

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors

To the Board of Directors and Shareholder of
Talbot Financial Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Talbot Financial Services, Inc. (the "Company") at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2005

Talbot Financial Services, Inc.
(An Indirect Majority Owned Subsidiary of Hub International Limited)
Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	2,084,846
Concessions receivable		486,222
Receivable from Parent		19,266
Prepaid expenses		68,435
Furniture and equipment, at cost, less accumulated depreciation of $108,728 at December 31, 2004		71,727
Total assets	$	2,730,496
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts and commissions payable	$	120,095
Payable to affiliates		28,354
Payable to Parent for federal income taxes		194,795
Deferred tax liability		5,436
Total liabilities		348,680
Shareholders' equity:		
Common stock, no par value, 1,000,000 shares authorized, 100,000 shares issued and outstanding		-
Additional paid-in capital		750,000
Retained earnings		1,631,816
Total shareholders' equity		2,381,816
Total liabilities and shareholders' equity	$	2,730,496

The accompanying notes are an integral part of these financial statements.

Talbot Financial Services, Inc.
(An Indirect Majority Owned Subsidiary of Hub International Limited)
Statement of Income
For the Year Ended December 31, 2004

Revenues:	
Dealers' concessions income:	
Fixed annuity products - nonaffiliates	$ 1,104,352
Fixed annuity products - affiliates	49,054
Variable annuity products	497,611
Mutual funds	2,070,767
Individual life	650,752
AUM revenues	1,558,715
Interest and other income, net	149,092
Total revenues	6,080,343
Expenses:	
Commissions:	
Fixed annuity products	82,771
Individual life	16,664
Employee compensation and benefits	3,062,347
Administrative and other	1,321,174
Total expenses	4,482,956
Income before provision for income taxes	1,597,387
Provision for income taxes	610,410
Net income	$ 986,977

The accompanying notes are an integral part of these financial statements.

Talbot Financial Services, Inc.
(An Indirect Majority Owned Subsidiary of Hub International Limited)
Statement of Shareholders' Equity
For the Year Ended December 31, 2004

	Common Stock Issued		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2003	-	$ -	$ 750,000	$ 644,839	$ 1,394,839
Net income	-	-	-	986,977	986,977
Balance, December 31, 2004	-	$ -	$ 750,000	$ 1,631,816	$ 2,381,816

The accompanying notes are an integral part of these financial statements.

Talbot Financial Services, Inc.
(An Indirect Majority Owned Subsidiary of Hub International Limited)
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 986,977
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	25,523
Deferred tax expenses	14,210
(Increase) decrease in concessions receivable	(240,411)
(Increase) decrease in receivable from Parent	(11,793)
(Increase) decrease in prepaid expenses	(50,459)
Increase (decrease) in accounts and commissions payable	31,751
Increase (decrease) in payable to affiliates	(223,011)
Increase (decrease) in payable to Parent for federal income taxes	(209,491)
Net cash provided by operating activities	323,296
Cash flows from investing activities:	
Purchases of furniture and equipment	(4,905)
Net cash used in investing activities	(4,905)
Net change in cash	318,391
Cash, beginning of year	1,766,455
Cash, end of year	$ 2,084,846
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income tax payments (paid to Parent)	$ 718,788

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Talbot Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Talbot Agency, Inc. (the "Parent"), which is a 70% owned subsidiary of Hub International Limited. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company acts as a full-time limited securities broker-dealer.

The Company does business under the name of Talbot Financial Network ("TFN"), whereby concessions income is generated from sales of fixed annuity, variable annuity products, individual life products, mutual funds, and assets under management revenues.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

Cash
Cash consists of balances on hand and on deposit with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's ("FDIC") insurance limits. The Company is exposed to credit risk from cash deposits not insured by the FDIC. At December 31, 2004, uninsured deposits totaled $1,984,846.

Concession Income and Commission Expense
Dealers' concession income and the related commission expense are recorded on the trade date as security transactions occur.

Furniture and Equipment
Furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Advertising Costs
The Company expenses advertising costs as incurred. During the year ended December 31, 2004, the Company expensed $9,236 of advertising costs.

Income Taxes
The Company is included in the consolidated federal income tax return filed by HUB US Holdings, Inc. Pursuant to the requirements of Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, federal income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing current enacted tax laws and rates. Deferred tax assets and liabilities are recorded to reflect tax consequences on future years of temporary differences of revenue and expense items for financial reporting and income tax purposes. A valuation allowance is established, when necessary, to

reduce deferred tax assets to the amount estimated by management to be realizable. At December 31, 2004, the Company did not record a valuation allowance.

2. Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2004:

	Estimated Useful Life	2004
Furniture and fixtures	7 years	$ 60,114
Computer equipment and software	5 years	120,341
		180,455
Less - Accumulated depreciation		108,728
		$ 71,727

Depreciation expense was $25,523 for the year ended December 31, 2004 and is included in administrative and other expense in the accompanying statement of income.

3. Related Party Transactions

Talbot Agency, Inc.
The Company is charged for its share of certain payroll and other operational expenses incurred by the Parent and affiliates of the Company related to operating and support functions. Such expenses amounted to $3,062,347 in 2004, of which there was no payable at year end. These charges are accounted for as employee compensation and benefits expenses in the statement of income.

The Company, from time to time, pays expenses on behalf of, or has expenses such as insurance and audit fees paid on its behalf by, subsidiaries of the Parent (the "Affiliates"). Income from affiliates amounted to $49,052 in 2004. At December 31, 2004, $19,266 was receivable from affiliates and $28,354 was payable to affiliates.

4. Income Taxes

The current and deferred tax portions of the income tax provision are as follows:

	Year Ended December 31, 2004
Current tax expense	$ 596,200
Deferred tax expense	14,210
Income tax provision	$ 610,410

The deferred tax assets and liabilities relate to temporary differences in the accounting treatment of accrued expenses and prepaid expenses for financial reporting and income tax purposes. The

principal difference between the enacted tax rate and the Company's effective tax rate results from nontaxable meals and entertainment expenses and state income taxes.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c-1"), which requires the maintenance of minimum net capital, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2004, the Company had net capital of $1,736,066, which was $1,712,821 in excess of its required net capital of $23,245. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1.

6. **Benefits**

The Company's employees participate in a 401(k) plan which was sponsored by the Parent for the period January 1, 2004 to June 30, 2004 and HUB International Limited for the period July 1, 2004 to December 31, 2004, which covers certain of its full-time employees. The plan includes matching contributions by the Company subject to certain limitations. The aggregate matching contributions to the plan for the year ended December 31, 2004, were $102,973.

7. **Commitments and Contingencies**

The company leases its office facilities and equipment under operating leases with expiration dates through 2008. Certain leases provide for renewal options. Future minimum rentals at December 31, 2004 are as follows:

Year Ending December 31	Amount
2005	$ 325,212
2006	323,823
2007	60,819
2008	60,307
Total	$ 770,161

Talbot Financial Services, Inc.
(An Indirect Majority Owned Subsidiary of Hub International Limited)
Schedule I – Supplemental Statement Computation of Net Capital For Brokers and Dealers Pursuant to Rule 15c3-1
As of December 31, 2004

Net capital:		
Total shareholders' equity from statement of financial condition	$	2,381,816
Nonallowable assets		645,750
Total net capital		1,736,066
Computation of aggregate indebtedness net capital requirement		
Required minimum net capital:		
The greater of $5,000 or 6-2/3% of aggregate indebtedness		23,245
Excess net capital	$	1,712,821
Aggregate indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition	$	348,680
Ratio of aggregate indebtedness to net capital		0.20:1

(1) There are no material differences between the above computation and that filed by the Company on its unaudited Forms X-17a-5 as of December 31, 2004, as amended on September 25, 2005, therefore, no reconciliation between the two computations is necessary.

Schedule II - Statement Regarding SEC Rule 15c3-3
As of December 31, 2004

The Company does not carry customer accounts and is exempt from the provisions of SEC Rule 15c3-3 under paragraph (K)(1) because the Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies, and/or variable life insurance or annuity products, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of
Talbot Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Talbot Financial Services, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2005